Exhibit 21

LIST OF SUBSIDIARIES

1.	Solar Power Integrators, Residential, Inc., a California corporation;

2.	Solar Power Integrators, Commercial, Inc., a California corporation;

3.	International Assembly Solutions, Limited, a Hong Kong corporation (“IAS”);

4.	Indirectly, IAS Electronics (Shenzen), Ltd., a corporation of the Peoples Republic of China, which is the wholly-owned subsidiary of IAS.